Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

March 27, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Kyle Wiley

Jeff Kauten

Re:	FG Merger Corp.

Registration Statement on Form S-4 Filed

February 1, 2023

File No. 333-269515

Dear Mr. Wiley and Mr. Kauten:

On behalf of FG Merger Corp. (the “Company”'), we are hereby responding to the letter dated March 1, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4, filed on February 1, 2023, File No. 333-269515 (the “Registration Statement”).

In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-4

Cover Page

1.	Please disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page.

RESPONSE: The Company has added the requested disclosure on the cover page of the prospectus of which the Amended Registration Statement forms a part.

Summary of the Proxy Statement

Redemption Rights, page 27

2.	We note your disclosure showing the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders assuming no redemptions and maximum redemptions. Please revise your disclosure here and elsewhere to show the impact of interim redemption levels.

RESPONSE: The Company has revised the disclosure on pages 28 and 50 of the Amended Registration Statement to show the impact at interim redemption levels.

FGMC Proposal 1 - The FGMC Business Combination Proposal

The FGMC Board's Reasons for the Approval of the Business Combination, page 78

3.	We note that you based your valuation on forward looking projections and metrics. Please also disclose the public market valuation of iCoreConnect at the time the merger agreement was entered into, compare that valuation to the value of the merger consideration being paid to acquire iCoreConnect, and discuss how the board viewed any premium or discount to iCoreConnect's public market valuation and how that factored into the Board's decision.

RESPONSE: The Company has added responsive disclosure on page 79 of the Amended Registration Statement.

Interests of Certain Persons in the Business Combination, page 81

4.	We note your disclosure quantifying the aggregate dollar amount of the interests of certain persons in the business combination. To the extent material, include loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

RESPONSE: The Company has added responsive disclosure on pages 29, 54 and 82 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 116

5.	We note numerous representations as to the tax consequences affecting investors. For example, on page 119, we note your representation that if the business combination qualifies as a reorganization under either Section 368(a) of the Code then U.S. holders "will generally not recognize a gain or loss" for U.S. federal income tax purposes on their shares. We also note that your disclosure that the Merger is not conditioned on the receipt of opinions from ArentFox Schiff LLP to the effect that the Merger will qualify as a as a “reorganization” within the meaning of Section 368(a) of the Code. Please note that a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Refer to Item 601(b)(8) of Regulation S-K. To support your conclusions about the tax consequences of the business combination, please have counsel provide an opinion that expresses a conclusion for each material federal tax consequence, including each consequence set forth in "Material U.S. Federal Income Tax Consequences." For guidance, refer to Staff Legal Bulletin No. 19.

RESPONSE: The draft opinion of ArentFox Schiff LLP is being filed as Exhibit 8.1 to the Amended Registration Statement. A final, executed opinion will be filed as an exhibit to the Registration Statement prior to effectiveness

iCoreConnect's Business

Overview, page 124

6.	Please disclose the basis for the statement that iCoreConnect is a "market leading cloud- based software and technology company."

RESPONSE: The Company has revised the disclosure in response to the Staff’s comment by deleting the phrase “market leading” from the Amended Registration Statement.

Legal Proceedings, page 128

7.	Please either revise the first risk factor on page 40 or provide aseparate risk factor discussing the material risks associated with the legal proceedings described in this section. Please see Item 503(c) of Regulation S-K.

RESPONSE: The Company has provided additional disclosure on page 129 in response to the Staff’s comment. With respect to each matter, the additional disclosure states that each matter has been settled as described. The Company believes that since the two matters were settled no additional risk disclosure is required.

FGMC's Business

Redemption Rights for Public Stockholders, page 140

8.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE: The Company has added responsive disclosure on pages 18 and 139 of the Amended Registration Statement. Similar disclosure appears on pages 28, 44, 53 and 81 of the Amended Registration Statement.

Directors and Executive Officers of FGMC

Conflicts of Interest, page 175

9.	We note the table detailing the relevant conflicts of interest of your executive officers and directors. We also note that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete the business combination. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.

RESPONSE: The Company has added clarifying disclosure on pages 80 and 177 of the Amended Registration Statement.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner